

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

March 16, 2010

Nicholas D. Gerber
United States Commodity Funds LLC
1320 Harbor Bay Parkway, Suite 145
Alameda, California 94502

**Re: United States Commodity Index Funds Trust**
**Amendment No. 1 to Registration Statement on Form S-1**
**Filed February 12, 2010**
**File No. 333-164024**

Dear Mr. Gerber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2, which focused on marketing materials. Please confirm, if true, that you will not use any graphics, maps, photographs, or other artwork including logos in your prospectus.

2. We note your response to our prior comment 3. Our comment sought disclosure regarding limits, if any, on your ability to make investments other than commodity-related investments. Please disclose whether there are any limits on your ability to make investments other than commodity-related investments.

3.  We note your response to prior comment 10. It is not clear why the continuation of your redemption program would preserve the continuous nature of the offering in the event that offers and sales are suspended. Please provide us with a further analysis of why you believe such a suspension, however unlikely, would not constitute a delayed offering. In addition, please clarify how long you would expect a "temporary" extension to last.

Cover Page of Prospectus

4.  We note your response to our prior comment 8; however, we continue to believe that all pricing information relating to this offering should be disclosed on the prospectus cover page. Please revise as previously requested to disclose the offering price Authorized Purchasers will pay following the initial purchase of the creation units by the initial Authorized Purchaser and the price at which Authorized Purchasers will offer the units to the public. Refer to Item 501(b)(3) of Regulation S-K.

Breakeven Analysis, page 7

5.  Please tell us why you omitted from the table the line item for "Other Fund Fees and Expenses." We note the list of these fees provided on page 10.

6.  Footnote (3) states that assuming that futures commission merchants charge approximately $4.00 per Futures Contract for each purchase or sale, the annual futures commission merchant charge would be approximately $784 (196 total Futures Contract transactions (98 purchases and 98 sales) multiplied by 12 times per year multiplied by $4.00). This $784 calculation does not appear to be correct. Please revise or advise.

7.  Refer to footnotes (5), (6), and (7). Please tell us the basis for assuming that USCI has $30 million in assets and why you believe the assumption is appropriate. Also, please clarify why it is necessary to make this assumption for purposes of calculating the break-even amount and explain the impact on the break-even number if the value of USCI's assets is higher or lower than $30 million.

8.  Please revise footnote (5) to provide a cross-reference to a more detailed discussion of your fee-sharing arrangement with the Related Public Funds for independent directors and officers' fees.

What Are The Risk Factors Involved With An Investment in USCI?, page 12

The net asset value calculation of USCI may be overstated or understated, due to the valuation method employed…, page 21

9.      We note your response to our prior comment 16 but do not see the amended disclosure that addresses our prior comment.  Please expand this risk factor to address the risks and uncertainties associated with valuing over-the-counter investments and other Commodity-Related Investments that you may hold.

The Index reflects commodities in the energy, precious metals, industrial …, page 24

10.     The revised percentage figures as of January 31, 2010 that are used in this risk factor do not add up to 100% nor do they correspond to the figures disclosed in the pie chart on page 64.  Please advise or revise.

Performance of the Related Public Funds, page 37

11.     Please update the performance tables to reflect the year ended December 31, 2009 or tell us why you are unable to do so.  Similarly, please update the hypothetical performance results beginning on page 66 or tell us why you are unable to do so.

What is the Index?, page 60

12.     We note your response to our prior comment 24 and your revised disclosure, which includes technical definitions for terms contained in the table on page 67.  Please additionally provide a more clear explanation for "Annualized volatility" and the "Annualized Sharpe Ratio."

Composition of the Index, page 63

13.     We note your response to our prior comment 26.  Please revise to provide the same clarifications in your disclosure that you provided in your response.

Commodity Selection, page 63

14.     We note your response to our prior comment 27 and the revised disclosure at the bottom of page 63.  Please revise further to clarify what it means to "rank in descending order" the 27 eligible commodities and what the term "highest scores" means.  Please also explain how the two factors used to rank the 27 eligible commodities are weighted and provide a clear, easy-to-understand explanation of each of these two factors.  Consider adding an example to help you explain this process.  Additionally, please state that the methodology used to select the components of the Index is based solely on quantitative data and not subject to human bias.

Calculating NAV, page 75

15.     You disclose that the Administrator will use the closing prices on the relevant
        Futures Exchanges of the Benchmark Component Futures Contracts for the
        contracts traded on the Futures Exchanges, but will calculate or determine the
        value of all other USCI investments using market quotations, if available, or other
        information customarily used to determine the fair value of such investments.
        Please describe in more detail the "other information" that is customarily used to
        determine the fair value of such investments.

16.     Please revise to clarify whether the indicative fund value includes intraday
        valuations of USCI investments that are not futures contracts traded on an
        exchange.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 80

The Sponsor and SummerHaven Have Conflicts of Interest, page 86

17.     You state that the officers, directors and employees of the Sponsor and
        SummerHaven do not devote their time exclusively to USCI.  Please disclose the
        percentage of time that officers, directors and employees of the Sponsor and
        SummerHaven will devote to USCI.

18.     Refer to the last sentence of the last full paragraph on page 86.  Please revise to
        explain this potential conflict in more detail.  Clarify the nature of the conflict and
        the potential impact on you if the Sponsor's or SummerHaven's principals trade
        their accounts more aggressively or take positions in their accounts that are
        opposite, or ahead of, the positions taken by USCI.

Financial Statements, page F-1

19.     We note you intend to file the financial statements for the United States
        Commodity Index Fund (Fund), which represents a commodity pool that is a
        series of United States Commodity Index Funds Trust (Trust).   Given that the
        Trust is the Registrant, please tell us how you have complied with Article 3 of
        Regulation S-X, which requires the financial statements of the Registrant.

Statement of Additional Information, page SAI-1

20.     The Statement of Additional Information should be included as part of your
        prospectus following the financial statements and preceding any appendixes.
        Please re-number the pages of your Statement of Additional Information so that
        they are consecutive with the first part of the prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

  You may contact Wilson Lee at (202) 551-3468 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.  Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

          Sincerely,


          Karen J. Garnett
          Assistant Director

cc:  James M. Cain, Esq.